UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

|_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form N-SAR |_|Form N-CSR

         FOR PERIOD ENDED:   April 30, 2007
                           ----------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended: _____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

METALLINE MINING COMPANY
--------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------
Former Name if Applicable

1330 E. Margaret Ave.
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Address of Principal Executive Office (Street and Number)

Coeur d'Alene, ID 83815
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

|X|      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is short-staffed and could not compile its financial information in a timely manner in order to allow management to complete a review of the financial statements by the deadline.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          Theresa M. Mehringer, Esq.      (303)            796-2626
          --------------------------      -----            --------
                 (Name)               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            METALLINE MINING COMPANY
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 14, 2007                      By:      /s/ Merlin Bingham
                                             --------------------------------
                                                Merlin Bingham, President


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).





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



                                 ATTACHMENT 1 TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

For the six months ended April 30, 2007, the Company had an increase in general and administrative expenses, and therefore a greater net loss from operations compared to the six months ended April 30, 2006. Since the beginning of the current fiscal year, the Company received funding from one private placement that closed in March 2007. The funding provided the Company with financial resources necessary to increase its operations and drilling projects, and to increase its exploration-related expenditures. As a result, the Company's operations for the six months ended April 30, 2007 are greater than the six months ended April 30, 2006. This resulted in a net loss for the six months ended April 30, 2007 of approximately 1.5 times the net loss for the six months ended April 30, 2006.




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